Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael P. O’Hare

mohare@stradley.com

215.564.8198

1933 Act Rule 485(a)

1933 Act File No. 333-170750

1940 Act File No. 811-22497

October 19, 2021

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:       Strategy Shares (the “Registrant”)

File Nos. 333-170750 and 811-22497

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith, for filing via the EDGAR system, Post-Effective Amendment Nos. 84/87 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Registrant is filing this Amendment for the purpose of registering shares of a new series of the Registrant designated as the Strategy Shares Nasdaq 5HANDL™ Index ETF (the “5HANDL Fund”).

Pursuant to Release No. 13768 under the 1940 Act and IM Guidance Update No. 2016-06 released by the U.S. Securities and Exchange Commission (the “Commission”) on December 15, 2016, the Registrant believes that portions of the Amendment may be eligible for selective review because they are not substantially different from the disclosure that will also have been reviewed by the Commission. The Staff previously reviewed a post-effective amendment to the Registrant’s registration statement on Form N-1A filed on June 28, 2018 (Accession No. 0001580642-18-003146) (“Prior Amendment 1”), which contained the prospectus and statement of additional information (“SAI”) of a series of the Trust with an identical name as the Fund (the “Prior 5HANDL Fund”). We note that the principal investment strategy section of Prior Amendment 1 is unchanged from the principal investment strategy section of the Amendment, except for certain changes to provide enhanced disclosure. In addition, the Staff previously reviewed a post-effective amendment to the Registrant’s registration statement on Form N-1A filed on June 29, 2018 (Accession No. 0001580642-18-003160) (“Prior Amendment 2”), which contained the prospectus and statement of additional information (“SAI”) of the Strategy Shares Nasdaq 7HANDL™ Index ETF (the “7HANDL Fund”). We note that the Registrant most recently filed a post-effective amendment to its registration statement on Form N-1A on August 26, 2021, which updates the 7HANDL Fund’s financial and other information (Accession No. 0001580642-21-004001) (the “7HANDL Fund Amendment”). We note that the principal investment strategy section of the 7HANDL Fund Amendment is unchanged from that of the Prior Amendment 2, except for changes in the percentage allocation to underlying asset categories and underlying ETF position sizes, which reflect corresponding changes in the underlying index methodology.

Because: (1) the 5HANDL Fund seeks to track an underlying index that is identical to that of the Prior 5HANDL Fund; (2) the 5HANDL Fund employs an investment objective, investment policies and investment techniques that are substantially similar to the Prior 5HANDL Fund; (3) the 5HANDL Fund seeks to track an underlying index that is identical to that of the 7HANDL Fund, with the exception of the use of targeted leverage; (4) the 5HANDL Fund employs an investment objective, investment policies and investment techniques that are substantially similar to the 7HANDL Fund, with the exception of the underlying index it seeks to track (which, as noted, is identical to that of the 7HANDL Fund, except as previously described) and the targeted distribution rate, as described below; and (5) the Amendment contains disclosure that is substantially similar to the disclosure contained in Prior Amendment 1 and Prior Amendment 2 (and as updated in the 7HANDL Fund Amendment), the Registrant believes that the Amendment is eligible for selective review.

There are no material changes in the Amendment as compared to Prior Amendment 1, as the changes are to provide enhanced disclosure. The primary material change from the Amendment as compared to Prior Amendment 2 (and as updated in the 7HANDL Fund Amendment) relates to targeted leverage . The 5HANDL Fund will not engage in targeted leverage like the 7HANDL Fund. Other material changes from the Amendment as compared to Prior Amendment 2 relate to certain Fund strategies. The 5HANDL Fund, through its underlying index, seeks to achieve a total return sufficient to support a 5% annual distribution rate, while the 7HANDL Fund, through its underlying index, seeks to achieve a total return sufficient to support a 7% annual distribution rate.

The sections in the 5HANDL Fund’s prospectus that we believe contain the new information related to the underlying index changes and 5HANDL Fund policies are those relating to the 5HANDL Fund’s principal investment strategies.

The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the Staff on the Amendment; and (ii) updating certain information contained in the prospectus and SAI relating to the 5HANDL Fund.

The Amendment relates only to the 5HANDL Fund and does not affect the prospectuses and SAIs of the Registrant’s other series.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare